April 17, 2009

Mr. Ernest Greene
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549

Dear Mr. Greene:

The purpose of this letter is to confirm receipt of your letter dated April 1, 2009 and the proposed timing for our response.

As discussed in our telephone conversation earlier this week, we are currently focused on our accounting close, earnings release and preparation of the Company’s 10-Q for the third fiscal quarter of 2009. We have also planned an Audit Committee meeting at which we will discuss the SEC’s letter and our responses with our Audit Committee. It is important to us to provide a response to you as soon as possible. Consequently, we plan to provide you with our response no later than May 15, 2009.

Should you have any questions concerns, please call me at 510-271-7021 or Tom Johnson, Vice President – Corporate Controller at 510-271-2873.

Best regards,

/s/ Angela Hilt
Vice President – Corporate Secretary & Assistant General Counsel

cc:	Dan Heinrich, Senior Vice President – Chief Financial Officer
Laura Stein, Senior Vice President – General Counsel
Tom Johnson, Vice President – Corporate Controller